UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

FOUR SEASONS HOTELS INC.

____________________________________________________________

(Name of Issuer)

Limited Voting Shares

____________________________________________________________

(Title of Class of Securities)

35100E104

____________________________________________________________

(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

c/o Kingdom Holding Company

Kingdom Centre – Floor 66

P.O. Box 2

Riyadh 11321

Kingdom of Saudi Arabia

011-966-1-211-1111

____________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Bruce W. Gilchrist, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

February 8, 2007

____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 35100E104 Schedule 13D
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Kingdom of Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power 179,322 Limited Voting Shares
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power 179,322 Limited Voting Shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,568,504 Limited Voting Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 23%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 35100E104 Schedule 13D
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kingdom Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,389,182 Limited Voting Shares
	8	Shared Voting Power None
	9	Sole Dispositive Power 7,389,182 Limited Voting Shares
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,389,182 Limited Voting Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22%
14		Type of Reporting Person (See Instructions) CO

This Amendment No. 4 amends the Schedule 13D filed on November 6, 2006, as amended by Amendment No. 1 filed on January 8, 2007, Amendment No. 2 filed on January 23, 2007 and Amendment No. 3 filed on February 6, 2007 (the “Schedule 13D”), by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) and Kingdom Investments, Inc., a corporation organized under the laws of Barbados (together with HRH, the “Reporting Persons”), relating to the Limited Voting Shares of Four Seasons Hotels Inc., an Ontario, Canada corporation. Capitalized terms used herein without definition have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On February 8, 2007, the Investors amended and restated the Funding and Cooperation Agreement (the “Amended and Restated Funding and Cooperation Agreement”) to take account of the terms of the Acquisition Agreement (as defined below) and the other transaction documents described in Item 6 below (together, the “Transaction Documents”), to clarify the Investors’ respective obligations to contribute equity and fund the acquisition contemplated in the Proposal (the “Acquisition”), and related transactions, and to clarify the Investors’ obligation to enter into certain post-closing governance arrangements if the transactions contemplated by the Proposal are completed (including the execution of a Shareholders Agreement pursuant to which Mr. Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Issuer as Chairman of the Board and Chief Executive Officer). The description of the terms of the Amended and Restated Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Amended and Restated Funding and Cooperation Agreement, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

On February 9, 2007, in connection with the Proposal, the Investors formed FS Acquisition Corp. (the “Purchaser”) as a British Columbia corporation owned by the Investors. The Investors and the Purchaser subsequently entered into an Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement (the “Amendment No. 1 and Joinder”) pursuant to which the Purchaser became a party to the Amended and Restated Funding and Cooperation Agreement and agreed to be bound by certain of the terms thereof as the “Acquirer” defined therein. The description of the terms of the Amendment No. 1 and Joinder contained herein is a summary only and is qualified in its entirety by the terms of the Amendment No. 1 and Joinder, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

On February 9, 2007, the Purchaser entered into a financing commitment letter (the “Financing Commitment Letter”) with Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. (collectively, the “Arrangers”) in order to obtain credit and loan facilities to finance the Acquisition. Under the terms of the Financing Commitment Letter, the Arrangers will provide the Purchaser a revolving credit facility in the amount of US$200 million and a term loan facility in the amount of $750 million (together, the “Facilities”). In addition to financing the Acquisition, the proceeds of the Facilities will be used to pay transaction costs, provide working capital for the Purchaser and its subsidiaries and for other general corporate purposes. The description of the terms of the Financing Commitment Letter contained herein is a summary only and is qualified in its entirety by the terms of the Financing Commitment Letter, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

On February 9, 2007, the Issuer and the Purchaser entered into an acquisition agreement (the “Acquisition Agreement”). The Acquisition Agreement provides for the purchase of all outstanding Limited Voting Shares of the Issuer at a price of $82.00 per share and is subject to a number of closing conditions, including receipt of regulatory approvals and shareholder approval as described below. The transaction will be implemented by way of a statutory plan of arrangement (the “Plan of Arrangement”) under Ontario law that will be subject to approval by the shareholders of Four Seasons and subsequent approval by the Ontario Superior Court of Justice. The Plan of Arrangement will require approval by not less than 66 2/3% of the votes cast by holders of Limited Voting Shares (including votes cast by Cascade, Kingdom and their affiliates); not less than 66 2/3% of the votes cast by holders of the Variable Multiple Voting Shares of the Issuer; and a simple majority of the votes cast by holders of Limited Voting Shares, excluding shares held by interested parties (including Mr. Sharp, Cascade, Kingdom and their affiliates). The description of the terms of the Acquisition Agreement and the Plan of Arrangement contained herein is a summary only and is qualified in its entirety by the terms of the Acquisition Agreement and the Plan of Arrangement, which are filed as Exhibits 99.11 and 9.12, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

To induce the Issuer to enter into the Acquisition Agreement, Cascade and Kingdom executed a limited guaranty in favor of the Issuer on February 9, 2007 (the “Limited Guaranty”). Pursuant to the Limited Guaranty, each of Kingdom and Cascade, severally, and not jointly, have unconditionally and irrevocably guaranteed the prompt and complete payment when due of the payment obligations of the Purchaser (if any) that arise under Section 7.3(3) of the Acquisition Agreement (which requires a payment by the Purchaser to the Issuer if the Acquisition Agreement is terminated in certain circumstances), less the amount of any obligations that the Issuer actually has recovered from the Purchaser, up to an aggregate amount of $50,000,000 for Kingdom and $50,000,000 for Cascade. The Limited Guaranty terminates after the earliest to occur of: (i) the occurrence of the Effective Time (as such term is defined in the Acquisition Agreement) and payment of all obligations due by Purchaser under the Acquisition Agreement at such time; (ii) termination of the Acquisition Agreement pursuant to Section 8.2 thereof under circumstances that do not give rise to any payment obligation of the Purchaser pursuant to Section 7.3 thereof; provided, that the Issuer has not contested or disputed such termination of the Acquisition Agreement in writing (or has not asserted in writing its intention to do so) and/or has not made or asserted in writing its intention to make a claim against the Purchaser and/or one or both of Kingdom or Cascade that would give rise to a claim against Kingdom or Cascade under the Limited Guaranty; (iii) 365 days after any other termination of the Acquisition Agreement unless prior thereto the Issuer makes a claim against the Purchaser and/or one or both of Kingdom and Cascade under the Limited Guaranty; and (iv) receipt in full by the Issuer of all amounts due by the Purchaser under Section 7.3 of the Acquisition Agreement. The description of the terms of the Limited Guaranty contained herein is a summary only and is qualified in its entirety by the terms of the Limited Guaranty, which is filed as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

In connection with the Acquisition Agreement, Kingdom Hotels, Cascade, Triples, the Purchaser and Four Seasons Hotels Inc. entered into a voting agreement on February 9, 2007 (the “Voting Agreement”). The Voting Agreement binds each of the Investors, at any meeting of the shareholders of the Issuer, to vote its Limited Voting Shares or Variable Multiple Voting Shares (as the case may be) (i) in favor of the Acquisition Agreement and Plan of Arrangement and (ii) (A) against any merger, consolidation, sale of assets, amalgamation or other similar transaction (except for the Acquisition), (B) against any amendment to the Purchaser’s governing documents that would delay, impede, frustrate, prevent or nullify the Acquisition, and (C) against any action, transaction, agreement or proposal that would result in a breach by the Purchaser of any representation, warranty, covenant, agreement or other obligation contained in the Acquisition Agreement. The Voting Agreement also prohibits each of the Investors from transferring its shares (except to affiliates who become subject to similar voting and transfer restrictions) or granting proxies or entering into other voting arrangements with respect to its shares. The Voting Agreement will terminate upon the earlier of (i) the Effective Time (as such term is defined in the Acquisition Agreement) and (ii) the termination of the Acquisition Agreement in accordance with the terms thereof. The description of the terms of the Voting Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit Number
99.8	Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C, Triples Holdings Limited, and Isadore Sharp.
99.9

Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement, dated February 9, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, Isadore Sharp, and FS Acquisition Corp.

99.10	Financing Commitment Letter, dated February 9, 2007, by and among FS Acquisition Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A.
99.11	Acquisition Agreement, dated February 9, 2007, between FS Acquisition Corp. and Four Seasons Hotels Inc.
99.12	Four Seasons Hotels Inc. Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario).
99.13	Limited Guaranty, dated February 9, 2007, by each of Kingdom Hotels International and Cascade Investment, L.L.C., in favor of Four Seasons Hotels Inc.
99.14	Voting Agreement, dated February 9, 2007, by and among FS Acquisition Corp., Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, and Four Seasons Hotels Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

KINGDOM INVESTMENTS, INC.

By: /s/ Charles S. Henry_______________________ Name: Charles S. Henry Title: President

Dated: February 14, 2007